16001903

uNIiEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 26 2016
Washington DC

SEC FILE NUMBER
8- 34427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING___12/31/2015___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALLEY NATIONAL INVESTMENTS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1655 VALLEY CENTER PARKWAY, SUITE 100
　　　　　　　　　　　　　　(No. and Street)

BETHLEHEM　　　　　　　　　　_PA_　　　　　　　_18017_
　　(City)　　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　　THOMAS M. RIDDLE　　　　　　　　　　　　　　　(610) 868-9000
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
　　　　　　　　(Name – if individual, state last, first, middle name)

2571 BAGLYOS CIRCLE, SUITE B20 BETHLEHEM　　　_PA_　　　　_18020_
　　　(Address)　　　　　　　　　　　(City)　　　　　　(State)　　　(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___THOMAS M. RIDDLE___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___VALLEY NATIONAL INVESTMENTS, INC.___ , as of ___DECEMBER 31___ , 20 __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Donna M. Young, Notary Public
Hanover Twp., Northampton County
My Commission Expires Dec. 17, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

_____
Signature

___PRESIDENT___
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALLEY NATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Valley National Investments, Inc.:

We have audited the accompanying statement of financial condition of Valley National Investments, Inc. (a Pennsylvania corporation) as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Valley National Investments, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Valley National Investments, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 19, 2016

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

VALLEY NATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	54,534
Clearing deposits		65,009
Receivable from brokers and dealers		26,461
Securities owned:		
Marketable, at market value		239,094
Other assets		10,222
TOTAL ASSETS	$	395,320

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to brokers and dealers	$	2,752
Commissions payable		10,585
Deferred taxes payable		9,709
TOTAL LIABILITIES		23,046

STOCKHOLDER'S EQUITY

Common stock – Par value $1.00 per share, 500,000 shares authorized,	
1,771 shares issued of which 771 share are held in treasury	1,771
Treasury stock, at cost	(182,178)
Additional paid in capital	173,017
Retained earnings	379,664
	372,274

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	395,320

The accompanying notes are an integral part of this statement.

VALLEY NATIONAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Valley National Investments, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a member of a controlled group of corporations. The Company does most of its business activity within Pennsylvania and New Jersey.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through February 19, 2016, the date on which the financial statements were available to be issued.

VALLEY NATIONAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2015 cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2015 the Company had net capital of $290,931 which was $240,931 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 4: INCOME TAXES

The Company accounts for income taxes under FASB ASC 740, *Income Taxes*. The Statement requires the assets and liability approach to accounting for income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of deferred taxes consist of the following:

Deferred tax liability:	
Differences from revenue and expense recognition in cash basis tax returns	$ 5,484
Gains on securities owned	4,225
	$ 9,709

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2012.

VALLEY NATIONAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 5: FAIR VALUE

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	_Level 2_	_Level 3_	_Netting and Collateral_	_Total_
ASSETS					
Equities	$239,094	-	-	-	$239,094